SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(a)

(Amendment No. 2)*

LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

50575Q 10 2

(CUSIP Number)

Phillip Frost, M.D.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-6511

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 50575Q 10 2	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-

8 SHARED VOTING POWER 9,817,659 Shares - See Item 5

9 SOLE DISPOSITIVE POWER -0-

10 SHARED DISPOSITIVE POWER 9,817,659 Shares - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,817,659 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 50575Q 10 2	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost-Nevada Investments Trust IRS I.D. #59-2749083

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-

8 SHARED VOTING POWER 9,817,659 Shares - See Item 5

9 SOLE DISPOSITIVE POWER -0-

10 SHARED DISPOSITIVE POWER 9,817,659 Shares - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,817,659 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 50575Q 10 2	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost Gamma Investments Trust IRS I.D. #46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-

8 SHARED VOTING POWER 9,817,659 Shares - See Item 5

9 SOLE DISPOSITIVE POWER -0-

10 SHARED DISPOSITIVE POWER 9,817,659 Shares - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,817,659 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 50575Q 10 2	Page 5 of 10 Pages

This Amendment No. 2 to the original Schedule 13D previously filed by Phillip Frost, M.D. (“Dr. Frost”), Frost-Nevada Limited Partnership (the “Partnership”) and Frost-Nevada Corporation (the “Corporation”) is filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “Gamma trust”) and Frost-Nevada Investments Trust (the “Nevada Trust”) (collectively, referred to as the “Reporting Persons”), with respect to ownership of the Common Stock, par value $0.0001 per share, of Ladenburg Thalmann Financial Services Inc., a Florida corporation (“Issuer”). For tax planning purposes, the shares previously held by the Partnership and the Corporation have been transferred to the Reporting Persons as described in Item 5. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

Item 2.    Identity and Background

Item 2 is hereby amended to add the following:

The Gamma Trust and the Nevada Trust are trusts organized under the laws of the State of Florida. The trust’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137. The principal business of the Gamma Trust and the Nevada Trust is the general investment of assets. Dr. Frost is the sole trustee of the Gamma Trust and the Nevada Trust. Dr. Frost was elected a director of the Issuer effective April 1, 2004.

To the best knowledge of each of the Reporting Persons, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item	4. Purpose of Transactions

Item 4 of the Schedule 13D is hereby amended to add the following:

On March 29, 2004, the Issuer announced it had entered into a Debt Conversion Agreement (the “Conversion Agreement”) with the Nevada Trust and New Valley. A copy of the Issuer’s press release and the Conversion Agreement are incorporated by reference in Exhibits 14 and 15, respectively. Pursuant to the Conversion Agreement, the Nevada Trust agreed to convert the Frost Note, with a principal amount of $10,000,000, together with the accrued interest, into Common Stock of the Issuer (the “Note Conversion Transaction”). Pursuant to the Conversion Agreement, the conversion price of the Frost Note will be reduced from the current conversion price of approximately $1.54 to $0.70 per share.

The Note Conversion Transaction is subject to shareholder approval and is expected to close in the second quarter. At the closing, the Frost Note, representing approximately $12,086,684 of

SCHEDULE 13D

CUSIP No. 50575Q 10 2	Page 6 of 10 Pages

principal and accrued interest, will be converted into approximately 17,266,691 shares of Common Stock of the Issuer.

Based on the 43,627,130 shares of Common Stock of the Issuer outstanding as of March 26, 2004 (as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2003), the issuance of approximately 25,877,000 shares upon closing of the Note Conversion Transaction (which includes 17,266,691 shares issuable to the Nevada Trust and approximately 8,610,000 shares issuable to New Valley), the issuance of 100,000 shares assuming conversion of the Frost Warrant, and the issuance of the 20,000 shares assuming conversion of the options held by Dr. Frost, the Reporting Persons would beneficially own approximately 19,231,057 shares of Common Stock, or approximately 28%.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

(a)—(b) Each of the Reporting Persons is the beneficial owner of 9,817,659 shares of Common Stock of the Issuer. This amount represents (i) 20,000 shares of Common Stock issuable upon exercise of currently exercisable options held by Dr. Frost, (ii) 1,844,366 shares of Common Stock held by the Gamma Trust, (iii) 7,853,293 shares of Common Stock issuable upon conversion of the Frost Note at the current conversion price of $1.5390594 held by the Nevada Trust and (iv) 100,000 shares of Common Stock issuable upon exercise of the Frost Warrant held by the Gamma Trust. Each of the Reporting Persons is the beneficial owner of approximately 19% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 43,627,130 shares of Common Stock outstanding on March 26, 2004, and assumes the conversion of the Frost Note at the current conversion price and the exercise of the Frost Warrant and the options held by Dr. Frost.

The securities discussed above are owned of record by one or more of such Reporting Persons. As the sole trustee of the Gamma Trust and the Nevada Trust, Dr. Frost may be deemed the beneficial owner of all shares owned by the Gamma Trust and the Nevada Trust, respectively, by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by such trusts. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons will be deemed to be the beneficial owner of the shares held by any other Reporting Person. Except as described herein, none of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.

Item 6.    Contracts, Arrangements, Understandings or Relationships

with Respect to the Securities of the Issuer

Item 6 is hereby amended to add the following:

SCHEDULE 13D

CUSIP No. 50575Q 10 2	Page 7 of 10 Pages

See Item 4 with respect to the Conversion Agreement. A copy of the Conversion Agreement is incorporated by reference as Exhibit 15.

On January 3, 2002, the Issuer repaid the $1,000,000 loaned by the Partnership to the Issuer on August 31, 2001.

Item 7.    Material to be Filed as Exhibits

1. Joint Filing Agreement

14. Press Release of the Issuer dated March 29, 2004

15. Debt Conversion Agreement, dated as of March 29, 2004, among the Issuer, New Valley and the Nevada Trust (incorporated by reference to Exhibit 10.55 in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2004

/s/ Phillip Frost

Phillip Frost, M.D.

FROST-NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.

Phillip Frost, M.D., Trustee

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.

Phillip Frost, Trustee

SCHEDULE 13D

CUSIP No. 50575Q 10 2	Page 8 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

AGREEMENT dated as of April 12, 2004, among Phillip Frost, M.D., Frost-Nevada Investments Trust and Frost Gamma Investments Trust (collectively, the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, par value $0.0001 per share, of Ladenburg Thalmann Financial Services Inc. (“Schedule 13D”) and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

/s/ Phillip Frost

Phillip Frost, M.D.

FROST-NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.

Phillip Frost, M.D., Trustee

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost

Phillip Frost, Trustee

SCHEDULE 13D

CUSIP No. 50575Q 10 2	Page 9 of 10 Pages

EXHIBIT 14

Ladenburg Thalmann Debtholders Agree to Convert Notes Into Equity

Phillip Frost, M.D., and Charles I. Johnston Elected Directors

NEW YORK—(BUSINESS WIRE)—March 29, 2004—Ladenburg Thalmann Financial Services Inc. (AMEX: LTS—News) announced today that it has entered into an agreement with Frost-Nevada Investments Trust and New Valley Corporation, the holders of Ladenburg’s outstanding senior convertible promissory notes. The holders have agreed to convert their notes, with an aggregate principal amount of $18,010,000, together with the accrued interest, into common stock of Ladenburg. Pursuant to the conversion agreement, the conversion price of notes held by Frost-Nevada will be reduced from the current conversion price of $1.54 to $0.70 per share, and the conversion price of the New Valley notes will be reduced from the current conversion price of $2.08 to $1.10 per share.

Ladenburg also announced today that Phillip Frost, M.D., and Charles I. Johnston have been elected directors of the Company, effective April 1, 2004. Dr. Frost, the largest stockholder in Ladenburg through his interest in Frost-Nevada Investments Trust, has served as Chairman of the Board and Chief Executive Officer of Ivax Corporation (AMEX: IVX—News) since 1987. Ivax is engaged in the research, development, manufacturing and marketing of branded and generic pharmaceuticals and veterinary products in the United States and international markets. As previously announced, Mr. Johnston will become President and Chief Executive Officer of Ladenburg on April 1, 2004.

“We are very pleased to announce these important additions to the Ladenburg Board of Directors,” said Howard M. Lorber, Chairman of Ladenburg. “We look forward to benefiting from the valuable insight of Phillip Frost and Charles Johnston in the years to come.”

The note conversion transaction is subject to shareholder approval and is expected to close in the second quarter of 2004. Frost-Nevada, New Valley and several shareholders affiliated with New Valley and Frost-Nevada have committed to vote their shares of Ladenburg common stock at the shareholder meeting in accordance with the vote of a majority of votes cast at the meeting excluding the shares held by such parties. At the closing, approximately $21,560,000 of principal and accrued interest will be converted into approximately 25,877,000 shares of Ladenburg’s common stock, for an average conversion price of approximately $0.83 per share. Ladenburg received an opinion from Capitalink, L.C. that such conversion price was fair from a financial point of view to the unaffiliated shareholders of Ladenburg.

Concurrently with the execution of the conversion agreement, Ladenburg entered into an agreement with Berliner Effektengesellschaft AG, the holder of the remaining $1,990,000 aggregate principal amount of the senior convertible promissory notes, pursuant to which

SCHEDULE 13D

CUSIP No. 50575Q 10 2	Page 10 of 10 Pages

Ladenburg repurchased the notes held by Berliner, including the accrued interest, for $1,000,000 in cash.

Ladenburg currently anticipates it will record a pre-tax charge in 2004 of approximately $10,900,000 in its statements of operations upon closing of these transactions. The charge reflects expense attributable to the reduction in the conversion price of the notes to be converted, offset partially by the gain on the repurchase of the Berliner notes. The net balance sheet effect of the transactions will be an increase in Ladenburg’s shareholders’ equity of approximately $22,900,000.

Ladenburg Thalmann Financial Services is engaged in retail and institutional securities brokerage, investment banking and asset management services through its principal operating subsidiary, Ladenburg Thalmann & Co. Inc. Founded in 1876 and a New York Stock Exchange member since 1879, Ladenburg Thalmann & Co. is a full service investment banking and brokerage firm based in New York City, with regional offices in Boca Raton, Florida; Great Neck, New York; Irvine, California; Los Angeles, California; and Melville, New York. Ladenburg provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, investment management, brokerage and trading professionals.